UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mesa Air Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479

(CUSIP Number)

Richard J. Poulton, Vice President, Chief Financial Officer and Treasurer

AAR CORP., 1100 North Wood Dale Road.

Wood Dale, Illinois 60191

(630-227-2000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

CUSIP No.: 590479

1.	Name of Reporting Persons AAR CORP.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power : 15,000,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 15,000,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 8.6%

14.	Type of Reporting Person CO

CUSIP No.: 590479

Item 1.                   Security and Issuer.

This Schedule 13D relates to the common stock, no par value, of Mesa Air Group, Inc., a Nevada corporation (“Mesa”).  The principal executive offices of Mesa are located at 410 N. 44th Street, Suite 700 Phoenix, AZ 85008.

Item 2.                   Identity and Background.

(a)-(c) This statement is being filed by AAR CORP., a Delaware corporation (“AAR”). AAR’s principal offices are located at 1100 North Wood Dale Rd., Wood Dale, Illinois 60191.  AAR is a leading provider of products and value-added services to the worldwide aerospace and defense industry.  The name, business address, and present principal occupation or employment (including the name, principal place of business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of AAR are set forth on Schedule A to this statement, which is incorporated herein by reference.

(d)           During the last five years, neither AAR nor, to AAR’s knowledge, any executive officer or director of AAR (or any person identified in Schedule A) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, neither AAR nor, to AAR’s knowledge, any executive officer or director of AAR (or any person identified in Schedule A) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)            The citizenship of each executive officer and director of AAR is set forth on Schedule A.

Item 3.                   Source and Amount of Funds or Other Consideration.

AAR received 15,000,000 shares of Mesa’s common stock on November 4, 2009 as part of a series of related transactions under an Agreement between the parties dated November 3, 2009 (the “Agreement”).  Under the Agreement, AAR received the shares and a cash payment from Mesa in consideration for (i) amending the parts supply and maintenance agreements for Mesa’s CRJ-200 and ERJ-145 aircraft fleet to provide Mesa with increased flexibility to respond to demand fluctuations in the 50-seat aircraft market and (ii) returning to Mesa for cancellation $6.1 million aggregate principal amount at maturity of Mesa’s 2023 notes.

Item 4.                   Purpose of Transaction.

AAR received the shares reported in this statement in consideration of the items described above in response to Item 3.  AAR does not expect to increase its stock ownership in Mesa, but depending on market contributions and other factors deemed relevant to AAR, AAR may sell all or a portion of the Mesa shares owned by it in the open market or in private transactions.  AAR currently has no plans or proposals that relate to or would result in any of the actions specified in Items 4(b)—(j) of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

(a)           AAR owns 15,000,000 shares of Mesa’s common stock, no par value, which represents 8.6% of the total outstanding shares of common stock, based upon 175,217,249 shares outstanding as of November 4, 2009 as reported by Mesa in its press release dated November 4, 2009. Ronald R. Fogleman, a director of the Company, owns 200 shares of Mesa’s common stock, no par value, which represents less than one-tenth of one percent of the total outstanding shares as reported by Mesa in its press release dated November 4, 2009.

(b)           AAR has sole voting power and sole dispositive power with respect to the 15,000,000 shares. Ronald R. Fogleman shares voting and dispositive power with respect to the 200 shares with his wife.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                   Material to be Filed as Exhibits.

Not applicable.

CUSIP No.: 590479

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 13, 2009

AAR CORP.

By:	/s/ Richard J. Poulton
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

Schedule A

Executive Officers and Directors of AAR CORP.

The name and present principal occupation or employment (including the name of any corporation or other organization in which such employment is conducted) of each executive officer and director of AAR CORP. is set forth below.  Each executive officer and director of AAR CORP. is a United States citizen.  The business address of each executive officer is 1100 North Wood Dale Road, Wood Dale, Illinois, 60191

Name of Executive Officer	Present Principal Occupation

David P. Storch	Chairman and Chief Executive Officer
Timothy J. Romenesko	President and Chief Operating Officer
James J. Clark	Group Vice President, Aviation Supply Chain
Richard J. Poulton	Vice President, Chief Financial Officer and Treasurer
Robert J. Regan	Vice President, General Counsel and Secretary
Michael J. Sharp	Vice President, Controller and Chief Accounting Officer
Terry D. Stinson	Group Vice President, Structures and Systems
Donald J. Wetekam	Group Vice President, Maintenance, Repair and Overhaul

Name of Director	Present Principal Occupation and Business Address

Norman R. Bobins	Non-Executive Chairman of The PrivateBank and Trust Company - Chicago
135 S. LaSalle Street, Suite 260
Chicago, IL 60603

Michael R. Boyce	Chairman and Chief Executive Officer of PQ Corporation
Peak Investments, L.L.C.
15200 Santa Fe Drive, Suite 101
Lenexa, KS 66219

James G. Brocksmith, Jr.	Independent Business Consultant
5721 Loch Maree Court
Dublin, OH 43017

Gerald F. Fitzgerald, Jr.	Chairman and President, Cornerstone Bancorp, Inc.
Cornerstone National Bank
1 West Northwest Highway
Palatine, IL 60067

Ronald R. Fogleman*	President and Chief Operating Officer of B Bar J Cattle Co. and Founding Partner of the Durango Group, LLC
406 Snowcap Lane
Durango, CO 81303-3636

* Mary Jane Fogleman, who shares voting and dispositive power of the 200 shares with Ronald R. Fogleman, is a U.S. citizen. She is Vice President of B Bar J Cattle and her business address is the same as shown above for Ronald R. Fogleman.

James E. Goodwin	Chairman of Federal Signal Corporation
29 Brandywine Road
S. Barrington, IL 60010

Patrick J. Kelly	Chief Executive Officer of Resource One
Resource One
701 Harger Road, Suite 100
Oak Brook, IL 60523

Marc J. Walfish	Founding Partner of Merit Capital Partners
Merit Capital Partners
303 West Madison Street
Chicago, IL 60606

Ronald B. Woodard	Chairman of MagnaDrive, Inc.
294 Cameron Road
Shaw Island, WA 98286